EXHIBIT 21.1

S1 Subsidiaries	State/Jurisdiction of Organization

Financial Information Consulting Services Group N.V.	Belgium
Mosaic Software Holdings, Ltd.	United Kingdom
Postilion, Inc.	Florida
Postilion International Limited	United Kingdom
Postilion International (Pty), Ltd.	South Africa
Regency Systems, Inc.	Texas
S1, Inc.	Kentucky
S1 Belgium N.V.	Belgium
S1 Corporation (S) PTE Limited	Singapore
S1 Deutschland GmbH	Germany
S1 Enterprise, Inc.	Delaware
S1 Enterprise Europe, Ltd.	United Kingdom
S1 Europe Holdings C.V.A.	Belgium
S1 Greater China Limited	Hong Kong
S1 Holdings, LLC	Delaware
S1 Ireland Ltd.	Ireland
S1 Real Estate Holdings, LLC	Delaware
S1 Services India Pvt. Ltd.	India
S1 Tech Services, Ltd.	Thailand
Software Dynamics, Incorporated	California
Temple Acquisition Corporation	Delaware
X/Net Associates, Inc.	New York